New York Life Insurance Company
51 Madison Avenue, 10SB
New York, NY 10010
Bus: (212) 576-8990
E-Mail: Jennifer_Covell@newyorklife.com

Jennifer A. Covell
Assistant General Counsel

VIA EDGAR AND EMAIL

November 25, 2019

David L. Orlic

Securities and Exchange Commission

Disclosure of Investment Management

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE: New York Life Insurance and Annuity Corporation (“NYLIAC”) Corporate Sponsored Variable Universal Life Separate Account – I (the “Registrant”)

Initial Registration Statement on Form N-6 for New York Life CorpExec VUL Plus (the “Policy”)

File No. 811-07697 Amendment No. 69 under the Investment Act of 1940, as amended and File No. 333-232790 Amendment No. 1 under the Securities Exchange Act of 1933, as amended

Dear Mr. Orlic:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received via telephone on November 20, 2019 (the “Verbal Comments”), in connection with the above-referenced registration statement (the “Registration Statement”) filed on July 24, 2019. On behalf of the Registrant, NYLIAC is also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by pre-effective amendment in response to the Verbal Comments (we have accepted all prior changes). In addition to our proposed responses to the Verbal Comments, we expect that this pre-effective amendment will also include: the removal of one Investment Division and the addition of four Investment Divisions to the list of Funds and Eligible Portfolios; modifications to more accurately reflect how deductions for the Monthly Mortality and Expense Charge are applied; additional variations for California and New York in the “State Variation” section; removal of any brackets where they previously appeared; and other non-material changes.

For your convenience, your original comments are set forth below, followed by our response to the Verbal Comments.

PROSPECTUS

Three Life Insurance Benefit Options

1.	Staff Comment:

Please disclose whether there is a minimum death benefit guarantee associated with the policy. See Item 8(a)(vi) of Form N-6.

Response: The Registrant has revised the disclosure to the sections entitled, “Three Life Insurance Benefit Options” and “Policy Payment Information—Life Insurance Benefit Options,” which now states that, “There is no minimum Life Insurance Proceeds guarantee associated with the policy.”

2.	Staff Comment:

Please disclose why a policyowner might prefer one of the three options over the other two.

Response: The Registrant has provided additional disclosure to the “Policy Payment Information—Life Insurance Benefit Options,” adding distinctions between Life Insurance Benefit Option 2 and Life Insurance Benefit Option 3.

3.	Staff Comment:

In footnote 5, please disclose that the charge will never exceed the maximum stated in the table.

Response: The Registrant has deleted the word, “current,” from the second sentence of footnote 5 of the Periodic Charges Other Than Funds’ Operating Expenses table.

Voting

4.	Staff Comment:

Please disclose when and how you can override a policyowner’s voting instructions.

Response: The Registrant has revised this disclosure to be consistent with certain limited circumstances described in Investment Company Act of 1940 (the “1940 Act”) Section 6e–3(T)(b)(15)(iii)(A).

Free Look

5.	Staff Comment:

Disclosure indicates that you will allocate premium payments during the free look period to the General Account. Please provide a legal basis for this procedure, given that (a) the General Account is not an investment option under the policy and (b) even if the General Account were an investment option under the policy, this procedure is not restricted to policies sold in states that require return of premium.

Response: As of the date of this letter, 49 out of 51 jurisdictions where the Policy has been approved generally provide that the Policy may entitle a Policyowner who returns the Policy within the Free Look period to a refund of either the Cash Value less Policy Debt or the premiums paid less Policy Debt and partial surrenders. Our Policy specifies a refund of “the greater of the Cash Value less Policy Debt or the premiums paid less Policy Debt and partial surrenders as of the date the Policy is returned” for all premiums paid (emphasis added).

The Interstate Insurance Product Regulation Commission (“IIPRC”) approved this language for the Policy forms that will be issued in 45 out of 51 jurisdictions, which is consistent with its Individual Flexible Premium Variable Adjustable Life Insurance Policy Standards, Section 3(BB)(1)(c)-(e). This standard requires that if the Policy is returned for premiums paid (a) to the general account, a refund of all premiums; and (b) for premiums paid to any variable account, either a refund of the premiums paid or the variable account value plus any amount deducted from the portion of the premium applied to the account.

Aside from California, a refund under the Free Look provision in each of the non-Compact jurisdictions that has approved CEVUL Plus1 are also consistent with the Interstate Compact’s language and the Policy language. Specifically,

●

11 NYCRR 54.6(b) of New York’s Insurance Regulations provides in pertinent part that, “No variable life insurance policy shall be delivered or issued for delivery in this state unless it conforms in substance to the following provisions, the provisions of section 3203 of the Insurance Law as modified by the provisions of section 4240(d), or provisions more favorable to the holder of such policies:…(v) a captioned provision which provides that the policyholder may return the variable life insurance policy within 10 days of receipt of the policy and receive a refund of all premium payments of such policy.

●

Delaware Insurance Regulation 1205 Section 4.3.1.1.5 and North Dakota Insurance Regulation Section 45-04-04-03(3)(5), provide in pertinent part that the policyowner is entitled to “receive a refund equal to the sum of (a) the difference between the premiums paid including any policy fees or other charges and the amounts allocated to any separate accounts under the policy and (b) the value of the amounts allocated to any separate accounts under the policy, on the date the returned policy is received by the insurer or its agent. Until such time as state law authorizes the return of payments as calculated in the preceding sentence, the amount of the refund shall be the total of all premium payments for such policy.”

●	South Dakota Insurance Code Section 58-15-8.1 provides for the premium to be refunded upon the exercise of the Free Look provision.

As the Registrant previously stated, the California Department of Insurance requires that policyowners receive the Cash Value, plus Premium Expense Charges, plus Monthly Deduction Charges, minus

1 Except for Florida, which does not require a Free Look provision in variable life insurance policies. NYLIAC has included this provision—which has been approved by the Florida Division of Insurance—for consistency with the policy forms that have been approved in the other non-Compact jurisdictions.

Policy Debt upon the exercise of the Free Look right—and not a return of premium. In addition, California policyowners older than 60 years may allocate premiums to the Investment Divisions during the Free Look period. Unless such owners instruct NYLIAC to allocate premiums into Investment Divisions during the Free Look period, and notwithstanding that a return of premium is not required in California, premiums are deposited into the General Account, consistent with 1940 Act Rule 6e-3(T)(b)(12)(iii).

*        *        *         *        *

We appreciate your review of our responses to the Verbal Comments. We intend to incorporate these revisions into the Registration Statement by means of a pre-effective amendment to be filed on or about December 12, 2019.

If you have any comments or questions, please feel free to contact me at (212) 576-8990.

Very truly yours,

/s/ Jennifer A. Covell
Jennifer A. Covell
Assistant General Counsel